For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Corp. Announces Appointment

of Christopher Davies to Technical Committee

September 3, 2009 Vancouver, Canada – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce the appointment of Christopher Davies, B.Sc., M.Sc., D.I.C., to its Technical Committee. Mr. Davies has extensive global experience in gold and Platinum Group Metal (PGM) operations, exploration and mine development, with particular emphasis on southern Africa. Mr. Davies spent nearly 20 years with Lonmin plc, serving as Technical Director in South Africa from 1991 to 1998, Group Technical Director in the London office from 1998 to 2004, and Vice President: Exploration and Business Development until the end of 2008. He was closely involved with the expansion of Lonmin’s PGM production and rationalisation of its gold mines in Zimbabwe, as well as a number of evaluations of potential gold and PGM acquisition targets. Mr. Davies has negotiated, executed and managed exploration and development agreements with both the junior and major mining sectors, and with governments, in a number of countries. He has also served on the boards of public companies in South Africa and Australia.

Harry Barr, President and CEO stated: “Mr. Davies will add significantly to the technical and commercial capabilities of the Company, particularly with respect to those countries in Africa where PFN management believes there is excellent potential for new PGM discoveries. Specifically, we have asked Mr. Davies to assist us to locate and acquire high quality properties in South Africa, Zimbabwe and Tanzania. We believe this region has excellent mineral potential as well as the economic framework required for the successful development of new discoveries.”

The addition of Mr. Davies adds a wealth of knowledge and experience, particularly in sub-Saharan Africa, to PFN’s Technical Committee. Together with John Royal and John Londry, two highly experienced former officers of the Company, the Technical Committee will guide the Company in its new strategy of focussing on more advanced project acquisitions.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of optioning/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint venture agreements are with Anglo Platinum, First Nickel, Kinbauri Gold and Fire River Gold. Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of the tremendous opportunities that are available in the mining sector today. Our focus will be to acquire advanced stage precious metals projects, continue to expand our PGM and base metals division and to look for special situations and under-funded projects in the resource sector.

Pacific North West Capital Corp. has approximately $4.6 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	September 3, 2009